

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 19, 2017

<u>Via E-mail</u>
Hans Jakob Hegge
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035,
Stavanger, Norway

> **Re:** **Statoil ASA**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 1-15200**

Dear Mr. Hegge:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources